New Sapience, Inc. Regulation CF Campaign Video Transcript

0:01: Jack Frassanito: I would say that 95% of everything that you've read about artificial intelligence is different than what New Sapience is doing.

0:12: Karsten Huneycutt: People still have the idea that artificial intelligence is a computer that can understand you the way it is, but that's not what is currently being called artificial intelligence.

0:24: Bryant Cruse: ChatGPT is a parrot! It's a really good parrot. But it can't think generally. It's not really a thinking machine.

0:31: Podcast Host 1: Bryant Cruse is the Founder of New Sapience.

0:34: Podcast Host 2: New Sapience is the only company truly putting intelligence in machines.

0:38: Bryant Cruse: What New Sapience has is a new way of programming computers; not just with data, but with knowledge itself.

0:48: Jack Frassanito: What they have now is what I would call a disruptive technology. No one sees New Sapience coming, as in my experience, no one saw the personal computer was going to take over computing.

1:02: Jack Frassanito: And they're going to change the world!